SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 22, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated December 22, 2009, contains a press release announcing revised guidance for Infineon Technologies AG’s financial results for the first quarter of the 2010 fiscal year, ending December 31, 2009.

News Release / Presseinformation
Infineon Technologies AG raises guidance for first quarter financials
Neubiberg, Germany – December 22, 2009 – Infineon Technologies AG today raised the guidance for the first quarter of the 2009/10 fiscal year.
For the first quarter of the 2009/10 fiscal year Infineon now expects high single digit growth in group revenues compared to the fourth quarter of the 2008/09 fiscal year and high single digit margin for the Combined Segment Result. This increase is mainly driven by the Automotive (ATV) and Industrial & Multimarket (IMM) segments.
In the previous outlook for the first quarter of the 2009/10 fiscal year as given on November 19, 2009, Infineon expected revenues and Combined Segment Result to be approximately on the same level as in the fourth quarter of the 2008/09 fiscal year.
“This pleasing performance is the result of our leading market positions and strict cost management, helped also by an improved industry environment”, said Peter Bauer, CEO of Infineon Technologies AG.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2009 fiscal year (ending September), the company reported sales of Euro 3.03 billion with approximately 25,650 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
D I S C L A I M E R
This release includes forward-looking statements and assumptions about the future of Infineon’s business and the industry in which we operate. These include statements and assumptions relating to general economic conditions, future developments in the world semiconductor market, our ability to manage our costs and to achieve our savings and growth targets, the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency, the benefits of research and development alliances and activities, our planned levels of future investment, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, our ability to continue to offer commercially viable products, and our expected or projected future results.
These forward-looking statements are subject to a number of uncertainties, including broader economic developments, including the duration and depth of the current economic downturn and the sustainability of recent improvements; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the availability of funds, the outcome of antitrust investigations and litigation matters; and the outcome of Qimonda’s insolvency proceedings; as well as the other factors described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 8th, 2009.
As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200906.066e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
U.S.A.	Mitch Ahiers	+1 408 503 2791	mitch.ahiers@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: December 22, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer